                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.    11    )*
                                         ----------

                         Northwest Teleproductions Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  667822-10-0
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (10-88)              PAGE 1 OF 6 PAGES
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- ------------------------                                  ---------------------
 CUSIP NO.  667822-10-0                13G                  PAGE 2 OF 6 PAGES
- ------------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON S.S. or I.R.S.
 1    IDENTIFICATION NO. OF ABOVE PERSON
      First Bank System Inc.
      601 2nd Ave. South
      Minneapolis, MN  55402-4302
      Tax I.D. No.:  41-0255900
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware, U.S.A.
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          *
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             *
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          *
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          *
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          *
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

                             * less than 5%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      H.C.
- ------------------------------------------------------------------------------

                      SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 6 pages
Item 1
- ------

         a.  Name of Issuer:
             --------------

             Northwest Teleproductions Inc.

         b.  Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
             Northwest Teleproductions Inc.
             4455 West 77th Street
             Edina, Minnesota  55435

Item 2
- ------

         a.  Name of Person Filing:
             ---------------------

             First Bank System, Inc.

         b.  Address of Person's Filing Principal Executive Offices:
             ------------------------------------------------------

             601 2nd Ave South
             Minneapolis, MN  55402-4302
             United States

         c.  Title of Class of Securities:
             ----------------------------

             COMMON

         d.  CUSIP Number:
             ------------

             667822-10-0

Item 3
- ------
             The person filing this statement is a:
             (g) [x] Parent Holding Company

Item 4
- ------

         Ownership:
         ----------

         a.  Amount beneficially owned:                                     *
         b.  Percentage of Class:                                Less than 5%
         c.  Number of shares as to which such person has:

             1.   Sole power to vote or direct the vote:                    *
             2.   Shared power to vote or direct vote:                      *
             3.   Sole power to dispose or direct the disposition:          *
             4.   Shared power to dispose or direct the disposition:        *

Item 5
- ------

         Ownership of Five Percent or less of Class:  (XX)
         ------------------------------------------
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                                                                     Page 4 of 6

Item 6
- ------

          Ownership of More Than Five Percent on Behalf of Another Person:
          ----------------------------------------------------------------

          Other accounts or persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, remaining shares reported in this filing. To our knowledge no such other interest of any account or person relates to more than 5% of the class.

Item 7
- ------

          Identification and Classification of Members of the Subsidiary which
          --------------------------------------------------------------------
          Acquired the Security Being Reported on by Parent Holding Company
          -----------------------------------------------------------------

          See Exhibit A

Item 8
- ------

          Identification and Classification of Members of the Group:
          ----------------------------------------------------------

          Not Applicable

Item 9
- ------

          Notice of Dissolution of Group:
          -------------------------------

          Not Applicable

Item 10
- -------

          Certification
          -------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  July 10, 1995


/s/ Bruce L. Wilson
- --------------------------
Bruce L. Wilson
Vice President
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                                                                     Page 5 of 6

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                   EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

     First Trust National Association
     180 East Fifth Street, Suite 200
     St. Paul, Minnesota 55101

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                                                                     Page 6 of 6

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                             EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that First Bank System, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).